Exhibit 21

Direct and Indirect Subsidiaries of
LML Payment Systems Inc.

Subsidiary	Jurisdiction of Incorporation	Name Doing Business As

LML Corp	Delaware	LML Corp.
LML Payment Systems Corp.[1]	Delaware	LML Payment Systems Corp.
LML Patent Corp.[1]	Delaware	LML Patent Corp.
LHTW Properties Inc.	Nevada	LHTW Properties Inc.
Legacy Promotions Inc.	British Columbia, Canada	Legacy Promotions Inc.

1    Subsidiary of LML Corp.